UNITED STATES SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549
FORM 4
STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP
( ) Check this box if no longer subject to Section 16.
Form 4 or Form 5 obligations may continue. See Instructions 1(b).
1. Name and Address of Reporting Person
   Stuart, Jr., Robert T.
   Box 148
   Caddo, OK  74729
2. Issuer Name and Ticker or Trading Symbol
   Florida Progress Corporation
   FPC
3. IRS or Social Security Number of Reporting Person (Voluntary)
   ###-##-####
4. Statement for Month/Year
   January, 1997
5. If Amendment, Date of Original (Month/Year)

6. Relationship of Reporting Person(s) to Issuer (Check all applicable)
   (X) Director ( ) 10% Owner ( ) Officer (give title below) ( ) Other (specify below)

7. Individual or Joint/Group Filing (Check Applicable Line)
   (X) Form filed by One Reporting Person
   ( ) Form filed by More than One Reporting Person

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 Table I -- Non-Derivative Securities Acquired, Disposed of, or Beneficially Owned                                                 |
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1. Title of Security       |2.    |3.    |4.Securities Acquired (A)         |5.Amount of        |6.Dir |7.Nature of Indirect       |
                           | Transaction |  or Disposed of (D)              |  Securities       |ect   |  Beneficial Ownership     |
                           |      |      |                                  |  Beneficially     |(D)or |                           |
                           |      |    | |                  | A/|           |  Owned at         |Indir |                           |
                           | Date |Code|V|    Amount        | D |    Price  |  End of Month     |ect(I)|                           |
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Common Stock               |01/24/|S   | |174               |D  |$31.75     |1,379,463          |D     |                           |
                           |97    |    | |                  |   |           |                   |      |                           |
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                           |      |    | |                  |   |           |297                |I*    |R.T. Stuart III            |
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                           |      |    | |                  |   |           |297                |I     |T.M. Stuart                |
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                           |      |    | |                  |   |           |23,197             |I     |RT Stuart III Trust        |
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                           |      |    | |                  |   |           |23,197             |I     |TCS Forst Trust            |
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                           |      |    | |                  |   |           |23,197             |I     |LCS Fincher Trust          |
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                           |      |    | |                  |   |           |23,197             |I     |LRS Scanzo Trust           |
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                           |      |    | |                  |   |           |10,885             |I     |ME Stuart Trust            |
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                           |      |    | |                  |   |           |11,250             |I     |TM Stuart Trust            |
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                           |      |    | |                  |   |           |11,250             |I     |LM Stuart Trust            |
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___________________________________________________________________________________________________________________________________|
___________________________________________________________________________________________________________________________________
 Table II -- Derivative Securitites Acquired, Disposed of, or Beneficially Owned                                                   |
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1.Title of Derivative |2.Con-  |3.   |4.    |5.Number of De |6.Date Exer|7.Title and Amount  |8.Price|9.Number    |10.|11.Nature of|
  Security            |version |Transaction | rivative Secu |cisable and|  of Underlying     |of Deri|of Deriva   |Dir|Indirect    |
                      |or Exer |     |      | rities Acqui  |Expiration |  Securities        |vative |tive        |ect|Beneficial  |
                      |cise    |     |      | red(A) or Dis |Date(Month/|                    |Secu   |Securities  |(D)|Ownership   |
                      |Price of|     |      | posed of(D)   |Day/Year)  |                    |rity   |Benefi      |or |            |
                      |Deriva- |     |      |               |Date |Expir|                    |       |ficially    |Ind|            |
                      |tive    |     |      |           | A/|Exer-|ation|   Title and Number |       |Owned at    |ire|            |
                      |Secu-   |     |    | |           | D |cisa-|Date |   of Shares        |       |End of      |ct |            |
                      |rity    |Date |Code|V|  Amount   |   |ble  |     |                    |       |Month       |(I)|            |
___________________________________________________________________________________________________________________________________|
                      |        |     |    | |           |   |     |     |            |       |       |            |   |            |
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Explanation of Responses:
* The reporting person disclaims beneficial ownership of all shares held by his son/daughter, and this report should not be deemed an admission that the reporting person is the beneficial owner of such shares for purposes of
Section 16 or for any other
purpose.
SIGNATURE OF REPORTING PERSON
/s/Robert T. Stuart, Jr. by Kathleen M. Haley purs. to POA
DATE
02/07/97